Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

     The following press release was issued by The Gillette Company:

Date:	March 24, 2005
Contact:	Eric A. Kraus, Vice President, Corporate Communications, (617) 421-7194

GILLETTE REDEDICATES SOUTH BOSTON MANUFACTURING CENTER IN
CENTENNIAL CELEBRATION OF WORLD SHAVING HEADQUARTERS

Announces $200 Million Investment in Flagship Facility and
Significant Increases in Local Community Funding

     BOSTON – The Gillette Company today proudly rededicated its South Boston Manufacturing Center in ceremonies marking the 100th anniversary of the start of Gillette blade and razor manufacturing on the 33-acre Boston site.

     As part of the rededication, James M. Kilts, chairman, president and chief executive officer, announced that Gillette will invest $200 million in the flagship facility over the next three years and will strengthen its long-standing community ties through significant increases in funding for philanthropic initiatives.

     “This memorable anniversary offers us an opportunity to reflect on the accomplishments of the past and also to renew for the future our strong commitment to our facility, the South Boston community, the City of Boston and the Commonwealth,” Mr. Kilts said.

     “These initiatives by Gillette honor the historic and integral role that Gillette’s South Boston Manufacturing Center has played in the Company’s success,” said Charlotte R. Otto, senior vice president and global external relations officer of Procter & Gamble, which in January announced an agreement to acquire Gillette, pending shareholder and regulatory approval. “Gillette and P&G share a heritage of strong support for their local communities, and we look forward to continuing that legacy in the years to come.”

     Mr. Kilts was joined by Massachusetts Governor Mitt Romney, Boston Mayor Thomas M. Menino and Congressman Michael E. Capuano (D-Eighth District), as well as 75 other distinguished guests, at the ceremony at World Shaving Headquarters.

     “This capital investment in Gillette’s South Boston manufacturing facility represents an important commitment by Gillette and Procter & Gamble to maintaining a strong presence in Massachusetts. At the state level, we must continue our efforts to make Massachusetts an attractive place for companies to do business,” said Governor Romney.

     “For 100 years, Gillette has been a part of the City of Boston. This is a great day for the City, as World Shaving Headquarters will continue as the crown jewel in Gillette’s and P&G’s global blade and razor business,” said Mayor Menino. “It is wonderful to know that Gillette will remain our partner – pumping capital into the facility and much-needed funding into several organizations throughout the City.”

     “Like most Americans we take a certain amount of pride in buying products that are actually manufactured by Americans, especially when they’re produced by a company that is headquartered here. That’s why I’m pleased that the South Boston manufacturing facility will remain the world’s largest producer of premium blades and razors,” said Congressman Stephen F. Lynch (D-Ninth District) in a statement to those attending the event. “And, on behalf of all the families of South Boston, I am enormously grateful for Gillette’s enhanced commitment to helping men and women to overcome substance abuse.”

     Mr. Kilts said that the state-of-the-art South Boston Manufacturing Center plays a unique and indispensable role in the Company’s success. “It is our leading facility for the research, development and production of premium shaving systems. Our new investment will enhance its focus on world-class shaving product innovation and manufacturing technology.

     “The rededication of our premier facility would be incomplete without a renewal of our commitment to the Boston community that has been home to our Company for 100 years. As we begin our second century here, we intend to remain a strong community partner in the years ahead,” Mr. Kilts concluded.

     During the rededication ceremonies today, Gillette also announced the following grants to local philanthropic and community groups:

  In addition to its regular annual contributions to the South Boston community, Gillette will provide incremental funding of $500,000 over the next three to five years. This new funding will help address the drug problem among the young people of Boston.

  Gillette will increase its corporate contribution to the United Way from $750,000 in 2005, to $1 million in 2006.

  Gillette will provide incremental support of $50,000 to the Urban League of Eastern Massachusetts. The Urban League currently receives $120,000 annually.

  Gillette will give $325,000 in grants for local programs that support the fight against women’s cancers. Gillette’s past funding helped to establish the Gillette Centers for Women’s Cancer at Dana Farber Cancer Institute and Massachusetts General Hospital.

  Gillette will award grants totaling $800,000 for programs to prevent homelessness in the Boston area.

     In addition to these announcements of community support, Gillette also expressed its commitment to the completion of the Fort Point Channel redevelopment project. Gillette’s South Boston property abuts the Fort Point Channel.

     Edward F. DeGraan, vice chairman of the Gillette Board of Directors and a South Boston native, said, “For more than five years, Gillette has worked closely with the City on the redevelopment of the 100-acre Fort Point Channel area. Thanks to Mayor Menino and the great collaboration among city agencies, the South Boston community, Gillette and other landowners, the Fort Point Channel master plan will create exciting, mixed-use development, while ensuring that our plant operations are safeguarded. We are particularly pleased with the new, 2,200-foot public Harbor Walk along the water’s edge on Gillette property, which is slated for completion in September.”

About The Gillette Company
     Headquartered in Boston, The Gillette Company is the world leader in male grooming, a category that includes blades, razors and shaving preparations. Gillette also holds the number one position worldwide in selected female grooming products, such as wet shaving products and hair epilation devices. In addition, the Company is the world leader in alkaline batteries and in manual and power toothbrushes.

About Procter & Gamble
     Two billion times a day, P&G brands touch the lives of people around the world. The company has one of the strongest portfolios of trusted, quality, leadership brands, including Pampers(R), Tide(R), Ariel(R), Always(R), Whisper(R), Pantene(R), Bounty(R), Pringles(R), Folgers(R), Charmin(R), Downy(R), Lenor(R), Iams(R), Crest(R), Actonel(R), Olay(R) and Clairol Nice ‘n Easy(R), Head & Shoulders(R), and Wella(R). The P&G community consists of almost 110,000 employees working in over 80 countries worldwide. Please visit http://www.pg.com for the latest news and in-depth information about P&G and its brands.

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.